
August 9, 2023

Sam Backenroth
Chief Financial Officer
Vascular Biogenics Ltd.
1 Blue Hill Plaza , Suite 1509
Pearl River, NY 10965

> **Re:  Vascular Biogenics Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 26, 2023**
> **File No. 333-271826**

Dear Sam Backenroth:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 19, 2023 letter.

Amendment No. 2 to Form S-4 filed July 26, 2023

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of VBL?, page vi

1.    With reference to the disclosure at the bottom of page 167 and on 165, please revise the Q&A to highlight that a U.S. Holder that is not a 10% Shareholder and who, at the end of the day immediately preceding the Merger, beneficially owns (actually or constructively) VBL Securities with a fair market value of less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Merger or to include any part of the "all earnings and profits amount" in income.

Background of the Merger, page 101

2.   We note your revisions in response to prior comment 6 and refer to the June 20-June 28 entry on page 113. With regards to changes between the VB-601 Initial Offer and the VB-601 Offer, please revise to clarify which party sought the revised terms and the reason(s) they did so. With regards to the July 25, 2023 amendment, identify material terms, if any, that changed as a result of these negotiations and, if applicable, explain which party sought the revised term(s) and the reason(s) they did so.

Related Party Transaction, page 163

3.   Your response to prior Comment 5 indicates that Proposal 10 is a non-binding advisory vote; however, the disclosure on page viii and the Term Sheet appear to indicate that the VB-601 Asset Sale is subject to the separate approval of the VBL shareholders at the special meeting.  Please advise and/or revise the disclosure.

U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 166

4.   Please revise the disclosure at the top of page 166 to clarify that the disclosure under the heading "U.S. Federal Income Taxation of U.S. Holders of VBL Securities" is covered by the tax opinion of counsel.

5.   We refer to your revised disclosures and response to prior comment 8. Please have counsel revise its tax opinion to explain whether VBL was a PFIC in prior tax years. Also, provide us a detailed analysis explaining whether there is material uncertainty concerning VBL's PFIC status for the current tax year. With reference to the pro forma financials presented on pages 252-254, it appears that VBL will have minimal assets and possibly no revenues for the current taxable year. As such, it is unclear why there is material uncertainty. If applicable, discuss the magnitude of the change in the value of VBL's securities that would have to occur between now and closing to trigger a change in PFIC status. Please note that assumptions and qualifications consistent with the proposed transaction are permissible. As such, we would not object to a tax opinion qualified on the closing of the VB-601 Asset Sale prior to the closing of the Merger. For guidance concerning assumptions and qualifications in tax opinions, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

<u>U.S. Federal Income Taxation of U.S. Holders of Notable Securities, page 170</u>

6. Please revise the disclosure under the heading, and have counsel revise the Exhibit 8.1 tax opinion, to clarify that this disclosure is covered by the tax opinion.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Notable Pre-Closing Financing, page 257</u>

7. We note your response to our prior comment 14 and the revisions made to disclose the components of the pre-closing financing shares. Please further revise to disclose the key terms for the pre-closing financing, including terms that would support these share balances, as well as those that would have a continuing impact post merger. In particular, please reference how the 66,384,781 VBL Ordinary shares related to gross up shares and the 94,145,721 VBL Ordinary Shares related to incentive shares were determined.

You may contact Li Xiao at 202-551-4391 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin